Exhibit 21.1

Alimera Sciences, Inc.

List of Subsidiaries

Name of Wholly-Owned Subsidiary	Jurisdiction of Organization	Name under which the subsidiary conducts business
Alimera Sciences Limited	United Kingdom	Alimera Sciences Limited
Alimera Sciences B.V.	The Netherlands	Alimera Sciences B.V.
Alimera Sciences Opthamologie GmbH	Germany	Alimera Sciences Opthamologie GmbH
Alimera Sciences Europe Limited	Ireland	Alimera Sciences Europe Limited